UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM RW

REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT

Date of Report: November 18, 2004

USA MOBILITY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32358	16-1694797
(State of incorporation)	(Commission File Number)	(IRS Employer
Identification No.)

USA Mobility, Inc.
6677 Richmond Highway
Alexandria, Virginia 22306

(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code: (703) 718-6600

USA Mobility, Inc.
6677 Richmond Highway
Alexandria, Virginia 22306

November 18, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: USA Mobility, Inc. (the “Company”) Registration Statement on Form 8-A (File No. 001-32358)

Ladies and Gentlemen:

     The Company hereby requests that its registration statement on Form 8-A filed on November 17, 2004 at 7:35 a.m. under File No. 001-32358, accession number 0000950133-04-004358 (the “Form 8-A12B”), be withdrawn, effective immediately.

     The Form 8-A12B was filed as an EDGAR form type 8-A12B, which erroneously registered a class of the Company’s securities under Section12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This registration was unnecessary because the Company does not list shares of its stock on a national securities exchange. The Company has registered a class of its securities under Section 12(g) of the Exchange Act by filing a form type 8-K12G3 under File No. 000-51027 on November 17, 2004 and is making this request for the withdrawal of the Form 8-A12B.

     Thank you very much for your assistance. Please direct any questions you may have concerning this application to Robert Goldstein (212-756-2519) at Schulte Roth & Zabel LLP.

     The Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

USA Mobility, Inc.

By:	/s/ George Z. Moratis

Name:	George Z. Moratis
Title:	Treasurer